UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of  Nordic American Tanker Shipping Limited, dated August 8, 2008, announcing its financial results for the second quarter of 2008.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) – Announces Dividend and Earnings in respect of the 2nd Quarter of 2008

Hamilton, Bermuda, August 8th, 2008

Nordic American Tanker Shipping Ltd. (“Nordic American” or “the Company”) today announced its results for the 2nd quarter of 2008. Reflecting the improved spot tanker market, the net income for the first six months of 2008 ($58.9m) was higher than the net income for the whole year of 2007 ($44.2m). During both of these periods the Company had 12 vessels in operation.

The spot market for our suezmax fleet during 2Q08 has enabled the Company to declare a dividend of $1.60 per share in respect of that quarter. As of this writing more than 50% of the income days for 3Q08 have been covered at average spot market rates which are well above those achieved in 2Q08. The Company has now declared a dividend for 44 consecutive quarters since the autumn of 1997 when our first three vessels were delivered.

Highlights:

•
The Board of Directors has declared a dividend of $1.60 per share in respect of the 2nd quarter of 2008. The dividend is expected to be paid on September 2nd, 2008, to shareholders of record as of August 21st, 2008.

•
Net income for 2Q08 was $1.10 per share based on the weighted average number of shares outstanding during the quarter - 32,198,452. Total number of shares outstanding as of June 30th, 2008 and at the time of this report is 34,373,271.

•	In 2Q08 total offhire was 50 days which was directly related to three scheduled drydockings. These drydockings were accomplished on time and below budget.

•
Giving further room for expansion, the Company in April agreed with its lending banks to extend its $500 million credit facility from September 2010 until September 2013 on the same terms as agreed when the credit facility was established in September 2005.

•	In May the Company completed a follow-on offering of 4,310,000 common shares which strengthened our equity by $159m, enabling us to pay down debt and to prepare the Company for further expansion.

•
Our fleet now consists of 14 double hull Suezmax tankers including the two newbuildings scheduled to be delivered in 4Q09 and April 2010.  In the autumn of 2004 the Company had only three Suezmax tankers.

Dividends per Share, Earnings per Share and Financial Information:

The Company’s operating cash flow(1) was $52.2m for 2Q08, compared to $36.9m for 1Q08 and $34.6m for 2Q07.

The Board has declared a dividend of $1.60 per share in respect of 2Q08. A dividend of $1.18 per share was declared for 1Q08 and $1.17 per share for 2Q07. The amount of the dividend is above all a direct reflection of the level of the spot tanker market.

Net income for 2Q08 was $35.5m, or $1.10 per share (EPS).  This compares to a net income of $23.4m or $0.78 per share for 1Q08. In 2Q07, net income was $20.9m, or $0.78 per share.  In 2Q08 the Company incurred charges equivalent to $0.21 per share due to loss of income related to the three planned drydockings and stock based compensation to the Manager under the management contract in connection with the offering in May 2008. The drydockings were completed on time and below budget. In 3Q08, two vessels have already finished their planned drydockings with an aggregate offhire of 33 days. There are no further planned drydockings for our vessels until 2010.

The Company does not engage in any type of derivatives.

We consider our general and administrative costs per day per ship to be at a low level. We also continue to have a strong focus on keeping the operating costs of our vessels low, while always focusing on safe operation of the vessels. However, we note the continuing upward pressure across the shipping industry on vessel operating costs – above all related to crewing, lubricating oil and repair and maintenance costs.

NAT’s position was significantly strengthened in May following the closing of a follow-on offering of 4,310,000 common shares.  The net proceeds of the offering of approximately $159m were used to repay debt related to our revolving credit facility and to prepare the Company for further expansion.

At the end of 2Q08, we do not have any net debt. At the same time, the Company has not drawn on its $500m revolving credit facility. The credit facility cannot be reduced by the lenders and there is no repayment obligation during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.  In April this year the Company entered into an agreement with leading shipping banks to extend the term of the Company’s credit facility by three years – from September 2010 up to September 2013 - on the same terms as agreed when the credit facility was established in September 2005. The extension of three years gives the Company a high degree of flexibility for future expansion.

The Company has one of the strongest balance sheets in the tanker industry, providing flexibility for the Company if a weaker freight environment should occur. It is apparent that some shipping companies are now facing challenges when it comes to financing their large newbuilding programs, as shipping banks are more restrictive than before in granting credit. In such an environment, we believe that the relative competitive position of the Company would be improved.

We estimate that our average cash breakeven for our trading fleet of 12 vessels is below $9,000 per day per vessel, having been reduced by our repayment of debt from part of the proceeds of our follow-on offering in May 2008. When the freight market is above this level, the Company can be expected to pay a dividend based on its strategy. The breakeven rate is the amount of average daily revenues for our vessels which would cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

For further details on our financial results, please see later in this release.

The Fleet:

Eleven of the Company’s 12 trading vessels are employed in the spot market, while one vessel remains employed on a long-term fixed rate charter.

By way of comparison, in the autumn of 2004 the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. During 2Q08, we also had 12 vessels in operation. With the two newbuildings announced in November 2007, the Company will have a fleet of 14 vessels operating by 2Q10.

Vessel	Dwt	Employment
Gulf Scandic	151,475	Long term fixed charter
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Newbuilding	163,000	Delivery scheduled in 4Q09
Newbuilding	163,000	Delivery scheduled by end April 2010
Total	2,194,791

The Market:

The average spot market rate for modern suezmax tankers, according to the Imarex Tanker Index (“Imarex”), was $70,625 per day for 2Q08 compared to $43,635 per day during 1Q08. The rates as reported by shipbrokers and Imarex may vary from the actual rates we achieve in the market.

The average daily rate for our spot vessels was about $64,900 per day net to us during 2Q08 compared with $46,600 for 1Q08.

The graph shows the average yearly spot rates from 2000 as reported by R.S. Platou Economic Research a.s.

Recent statistics indicate that the world Suezmax fleet increased marginally during 2Q08 (1 vessel) – now standing at 361 vessels while 153 Suezmaxes are on order. We now see that deliveries from some yards are being delayed. The increase in oil tankers being sold for demolition and the conversion of tankers to offshore units and dry bulk vessels continue to dampen the net tanker supply growth. In addition, oil is being transported over a longer distance increasing the ton-mile effect and some VLCCs are being used for storage. We believe that these factors should help keep tanker supply and demand finely balanced. In addition, the delays at some yards can now be expected to slow the growth in supply of tanker tonnage.

The level of the tanker market is essentially a function of supply and demand for tanker tonnage. In addition to the supply of new vessels from the ship yards, adjusted for phasing out single hull tonnage and for other vessel deletions, the level of the tanker market in the foreseeable future is above all dependent on the development of the world economy.  Far Eastern countries and other emerging areas including South America, are showing strong economic growth, which to some extent is balancing out the economic challenges in the United States and in Europe.

Strategy going forward

The operations of the Company are based on its unique and transparent operating model. Our policy is that growth should be accretive; that is, after an acquisition of vessels or other forms of expansion, the Company should be able to pay a higher dividend than before such an event. We are actively assessing expansion alternatives for the Company. Our full dividend payout policy, with high spot market exposure combined with a strong balance sheet should continue to enable us to achieve a competitive yield compared with other shipping companies.

We focus on cost-efficient management of the Company, both in regard to the operating expenses of our vessels and general and administrative expenses (G&A). The Company’s G&A costs continue to be among the lowest in the industry.

We regard it as extremely important that the interests of management are aligned with those of shareholders.

The Company's exposure to the spot market is based on our analysis showing that the spot market over time can be expected to produce higher revenues on average than the time charter market.  A certain amount of term charter coverage is also being contemplated from time to time.

The main objective of the Company is to maximize its risk adjusted total return(2) for shareholders via a transparent, predictable and simple strategic platform.

Notwithstanding a certain softening from the peak of the spot tanker market the tanker market rates for Suezmax vessels are still strong. As a matter of policy we do not predict short term spot tanker rates which may be expected to be volatile. Going forward, we believe that our Company is well positioned.

* * * * *
________________________

(1)
Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies.  Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges.  Please see page 6 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)	The total return is based on the price for our common shares plus dividends reinvested in our common shares.

NORDIC AMERICAN TANKER SHIPPING LIMITED

Amounts in USD '000
CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Six Months Ended
	Jun. 30, 2008 (unaudited)	Mar. 31, 2008 (unaudited)	Jun. 30, 2007 (unaudited)	Jun. 30, 2008 (unaudited)		Jun. 30, 2007 (unaudited)
NET VOYAGE REVENUE	63,249	46,875	44,324	110,124		88,929
OPERATING EXPENSES
Vessel operating expenses	(9,301)	(8,442)	(8,237)	(17,743)		(15,540)
Depreciation	(11,958)	(11,414)	(10,422)	(23,372)		(20,610)
General and administrative costs	(5,855)*	(1,989)*	(1,857)*	(7,844	) **	(3,436)**
	(27,114)	(21,845)	(20,516)	(48,959)		(39,586)
Income from vessel operation	36,135	25,030	23,808	61,165		49,343
Interest income	261	217	193	478		385
Interest expense	(849)	(1,832)	(3,099)	(2,681)		(6,018)
	(588)	(1,615)	(2,906)	(2,203)		(5,633)
NET INCOME	35,547	23,415	20,902	58,962		43,710
Earnings per average number of shares	1.10	0.78	0.78	1.90		1.62
Weighted average number of shares	32,198,452	29,975,312	26,914,088	31,086,884		26,914,088
Common shares outstanding	34,373,271	29,975,312	26,914,088	34,373,271		26,914,088

*)

The G&A for the three months ended Jun. 30, 2008, Mar. 31, 2008 and Jun. 30, 2007 include non-cash charges of $4. 1m, $0.5m and $0.4m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

**)

The G&A for the six months ended Jun. 30, 2008 and 2007 include non-cash charges of $4.6m and $0.8m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

CONDENSED BALANCE SHEETS	Jun. 30, 2008 (unaudited)		Jun. 30, 2007 (unaudited)	Dec. 31, 2007
Cash deposits	42,158		25,300	13,342
Accounts receivable	59,031	*	15,598	14,489
Other current assets	7,933		13,732	16,972
Vessels	727,992		738,044	740,631
Other long term assets	21,650		2,982	19,194
Total Assets	858,764		795,656	804,628
Accounts payable	7,613		2,176	7,290
Accrued liabilities	9,425		11,809	17,068
Accrued long-term liability	3,240		0	2,665
Long-term debt	0		185,500	105,500
Shareholders' equity	838,486		596,171	672,105
Total liablilities and shareholders' equity	858,764		795,656	804,628

*)	The Accounts receivable (AR) constitues ordinary accounts receivables, net earnings and voyages in progress at quarter end. The balance of the AR will vary with the level of the spot tanker market.

	Six months ended		Months Ended
CONDENSED STATEMENTS OF CASH FLOW	Jun. 30, 2008 (unaudited)	Jun. 30, 2007 (unaudited)	Dec. 31, 2007
OPERATING ACTIVITIES
Net cash from Operating Activitites	34,266	61,873	83,649
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock	158,906	0	119,751
Proceeds from use of Credit Facility	10,000	15,000	55,000
Repayment of debt	(115,500)	(3,000)	(123,000)
Loan facility costs	(2,316)	(14)	(14)
Dividends paid	(55,548)	(60,288)	(107,349)
Net Cash provided by (used for) Financing Activities	(4,458)	(48,302)	(55,612)
INVESTING ACTIVITIES
Investment in Vessels	(9,92)	0	(8,424)
Deposit on Contract	0	0	(18,000)
Net cash used by investing activitites	(9,92)	0	(26,424)
Net Increase in Cash and Cash Equivalents	28,816	13,571	1,613
Beginning Cash and Cash Equivalents	13,342	11,729	11,729
Ending Cash and Cash Equivalents	42,158	25,300	13,342

NORDIC AMERICAN TANKER SHIPPING LIMITED

Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

	Three Months Ended			Six Months Ended
	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007	Jun. 30, 2008	Jun. 30, 2007
Voyage revenue	66,201	51,726	54,666	117,927	112,716
Voyage expenses	(2,952)	(4,851)	(10,342)	(7,803)	(23,787)
Net voyage revenue (1)	63,249	46,875	44,324	110,124	88,929

	Three Months Ended
	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007
Income from vessel operations	36,135	25,030	23,808
Depreciation	11,958	11,414	10,422
Share Based Compensation/ Stock Option Plan/Pension Cost	4,129	507	429
Operating Cash Flow (2)	52,222	36,951	34,659

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00   E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated:  August 8, 2008
By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

SK 01318 0002 909254